Via Facsimile and U.S. Mail
Mail Stop 6010

July 16, 2007

Mr. David Teitel
Chief Financial Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: **Inverness Medical Innovations, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 001-16789

Dear Mr. Teitel:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending December 31, 2006

Note (4) Business Combinations, page F-20

(a) Significant Acquisitions in 2006, page F-20

(i) Acquisition of the Innovacon business, including the ABON Facility, page F-20

1.   Please explain to us how you accounted for the obligation to either purchase or make a cash payment related to lateral flow business of Acon. Include any specific references to the literature that support this accounting treatment.

Note (5) Goodwill and other intangible assets, page F-28

2.   Please tell us what other intangible assets with indefinite lives are and why you believe an indefinite life is appropriate.

Note (15) Stock-based compensation, page F-46

3.   Please provide us in disclosure type format a revised discussion related to your stock options that includes the intrinsic value of stock options exercised, the amount of deferred compensation at years end, and the weighted average period over which it is expected to be recognized or tell us where you included this disclosure. Refer to paragraphs A240(c)(2) and A240(h) of SFAS 123R.

Note (18) Financial Information by Segment, page F-50

4.   Please provide us in disclosure-type format revenues by distinct product or classes of products or explain why this disclosure required by paragraph 37 of SFAS 131 is not warranted in the notes to your financial statements.

Note (20) Valuation and Qualifying Accounts, page F-52

5.   Please provide, in disclosure type format, a table for your provisions for returns, discounts and other allowances charged against net product sales or tell us why this disclosure is not warranted. A roll forward of the provision for the estimate for each period presented should include the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

6.   Please provide us in disclosure type format a discussion of the amount of and reason for period to period material fluctuations for each type of provision included in your critical accounting estimates such as for product returns and inventory obsolescence, including the effect that changes in your estimates of these items had on your revenues and operations.

Note (17) Income Taxes, page F-47

7.   Please explain to us why you recorded a tax benefit in each of these three years when the company has experienced losses in each of these three years and four of the five years included in your Selected Financial Data. Include specifically how the deferred tax assets related to the net operating losses are factored into this determination.

Form 8-K filed May 23, 2007

Exhibit 99.2
Joint Venture with P&G

8.   Please provide, in disclosure type format, each party's rights and obligations with respect to the joint venture. Also include how the fair value at which you will be required to purchase this is determined along with the accounting that you are applying to this obligation. Include any specific references to the accounting literature that supports this treatment.

9.   Please explain to us why the company received the cash of $325 million from P&G instead of the joint venture. Also provide us a discussion of why the deferral of payment as a gain is appropriate including any references to the applicable authoritative literature upon which you relied in this determination.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated

Mr. David Teitel
Inverness Medical Innovations, Inc.
July 16, 2007
Page 4

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant